Exhibit 4.55

1st Amendment to the

Consultancy Agreement

between

CureVac AG

Friedrich-Miescher-Str. 15, 72076 Tübingen, Germany
- hereinafter referred to as “CureVac” -

and

Clarentis SRL

Route de Renipont 25c, 1380 Ohain, Belgium; registered under number BE 0740.928.560, and duly represented by its Managing Director, Antony Blanc

- hereinafter referred to as “Consultant” -

WHEREAS, CureVac and Consultant entered into a Consultancy Agreement effective July 9th, 2020 (the “Agreement”).

WHEREAS, following the August 20th announcement by the European Commission that it had concluded exploratory talks with CureVac to purchase 225 million doses of CureVac’s potential vaccine against COVID-19 on behalf of the Member States, the Parties have agreed to include a success fee to the Agreement terms.

THEREFORE, both Parties mutually agree to amend § 2 (1) (“Remuneration”) by addition of the following wording:

“The parties agree that for the successful final execution of the EU-Tender for COVID-19 (SANTE/ 2020/C3/047) agreement for delivery of 225 million doses of vaccine, Consultant will receive a success fee of EUR 250.000,- (two-hundredfifty-thousand).

The EUR 250.000,- will be paid in two tranches, a first component of EUR 150.000,- upon signature of the EU-tender agreement. The second payment of EUR 100.000,- shall be paid within 20 calendar days after the date that the interim package has been submitted to EMA for purposes of obtaining the (conditional)  marketing authorization.”

This amendment shall enter into force upon signature. The remaining terms and conditions of the Agreement remain in force unamended. All capitalized terms used herein shall have the same meaning as defined in the Agreement, unless expressly stated otherwise.

Signatures on following page

AGREED:

Tübingen, September 3, 2020	Ohain, September 3, 2020

/s/ Dr. Franz-Werner Haas	/s/ Antony Blanc
CureVac AG	Clarentis SRL

By: Dr. Franz-Werner Haas	By: Antony Blanc

Title: Chief Executive Officer	Title: Managing Director.